Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
(GZ) – TSX
PENGROWTH ENERGY TRUST COMPLETES ACQUISITION OF
ACCRETE ENERGY INC.; ARGOSY ENERGY INC. FORMED
(Calgary, September 30, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), and Accrete Energy Inc. (“Accrete”) are pleased to announce the successful completion of their previously announced plan of arrangement. At the meeting of shareholders of Accrete held yesterday, shareholders holding more than 99% of the shares represented at the meeting voted in favour of the arrangement.
Through the arrangement, Pengrowth acquired reserves in the Harmattan area of approximately 8.4 million barrels of oil equivalent (boe), with associated production of approximately 1,900 boe per day (boe/d). This acquisition is Pengrowth’s third in the area complementing other transactions completed in the past two years.
Former shareholders of Accrete received 0.276624 of a trust unit of Pengrowth for each share of Accrete, or 4,973,325 trust units of Pengrowth in the aggregate. The former shareholders of Accrete will receive the distribution to be paid by Pengrowth on October 15, 2008 in the amount of $0.225 per Pengrowth trust unit.
As part of the arrangement, Accrete shareholders also received 0.25 of a common share of Argosy Energy Inc. (“Argosy”) and, with the exception of certain insiders, received warrants to purchase additional common shares of Argosy on the basis of 1/8 of a warrant for each common share of Accrete the shareholder formerly held. The warrants have an exercise price of $4.60 per Argosy common share and expire on November 14, 2008 at 4:00 pm Calgary time. Immediately following completion of the arrangement, Argosy completed a private placement of common shares to directors, officers, employees and consultants for aggregate proceeds of $7 million.
The common shares of Accrete will be delisted from the TSX once certain requirements of the TSX are satisfied.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $5 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.

PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website or contact:
Investor Relations, E-mail:
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 781-9683
About Argosy:
Argosy is a new, growth oriented junior oil and gas company with operations in the Claresholm/Granum area of southern Alberta and in the Saxon and Edson areas of north central Alberta. Argosy’s current production of 1100 barrels of oil equivalent per day comes from a reserve base of approximately 3.2 million barrels of oil equivalent. Argosy is led by Mr. Peter Salamon as President assisted by key members of Accrete’s former management.
The Argosy common shares have been conditionally approved for listing on the Toronto Stock Exchange under the symbol “GSY”, subject to satisfaction of the requirements of the TSX on or before December 23, 2008
Mr. Peter Salamon
President & CEO
Mr. Tom Dalton
Vice President Finance & CFO
2100, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403) 269-8846
Advisory Regarding Reserves Information
Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.